Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Digital Transformation Opportunities Corp. on Form S-4 Amendment No. 2 (File # 333-271482) of our report dated March 30, 2023, which includes an explanatory paragraph as to the ability of Digital Transformation Opportunities Corp. to continue as a going concern, with respect to our audits of the financial statements of Digital Transformation Opportunities Corp. as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

June 28, 2023